BEA 東亞銀行

Our Ref: SHR/06/57

May 11, 2006

06013709

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SEC MAIL PROCESSING RECEIVED MAY 22 2006 WASH, D.C. 152 SECTION

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/604
Encls.

dlw 5/24

File No. 82-3443

Annex to Letter to the SEC
dated May 11, 2006 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since March 17, 2006 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Press announcement setting out the basis of allotment of the new shares to be issued under the 2005 final scrip dividend scheme
   Date : March 23, 2006
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

2. Document : Form SC1 Return of Allotments
   Date : March 31, 2006
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form D2A Notification of Change of Secretary and Director (Appointment / Cessation)
   Date : April 7, 2006
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Memorandum and Articles of Association of The Bank of East Asia, Limited (including all amendments up to April 7, 2006)
   Date : April 7, 2006
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : : Press Announcement in respect of Annual General Meeting held on April 7, 2006 – Poll Results
   Date : April 7, 2006
   Source of Requirement : HKSE Listing Rules

6. Document : Special Resolution and Ordinary Resolutions at Annual General Meeting held on April 7, 2006
   Date : April 7, 2006
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Form SC1 Return of Allotments
   Date : April 8, 2006
   Source of Requirement : Hong Kong Companies Ordinance

8. Document : Form SC1 Return of Allotments
   Date : April 8, 2006
   Source of Requirement : Hong Kong Companies Ordinance

File No. 82-3443

Annex to Letter to the SEC
dated May 11, 2006 of
The Bank of East Asia, Limited

Description of Document

9. Document : Form SC5 Return of Particulars of a Contract Relating to Shares Allotment
Date : April 8, 2006
Source of Requirement : Hong Kong Companies Ordinance

10. Document : Form D2B Notification of Change of Particulars of Secretary and Director
Date : April 19, 2006
Source of Requirement : Hong Kong Companies Ordinance

11. Document : Form SC1 Return of Allotments
Date : April 28, 2006
Source of Requirement : Hong Kong Companies Ordinance

12. Document : Press Announcement in respect of Announcement of Appointment of Non-Executive Director
Date : April 28, 2006
Source of Requirement : HKSE Listing Rules

13. Document : Form D3 Consent to Act as Director or Alternate Director
Date : April 28, 2006
Source of Requirement : Hong Kong Companies Ordinance

14. Document : Form D2A Notification of Change of Secretary and Director (Appointment / Cessation)
Date : May 2, 2006
Source of Requirement : Hong Kong Companies Ordinance

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

2005 FINAL SCRIP DIVIDEND SCHEME

The scrip entitlements under the 2005 Final Scrip Dividend Scheme would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 17th March, 2006 to Thursday, 23rd March, 2006 (both days inclusive) which was HK$27.73.

In our circular to shareholders of The Bank of East Asia, Limited (the "Bank") dated 15th March, 2006, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2005 in cash at HK$0.93 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 17th March, 2006 to Thursday, 23rd March, 2006 (both days inclusive) which was HK$27.73. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Friday, 31st March, 2006 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.93}{27.73}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2005, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk on or about Saturday, 8th April, 2006.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 23rd March, 2006.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Dr. The Hon. Simon LI Fook-sean, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	03	2006
至 To	31	03	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	12,337,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	86,720,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,793,774,677.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-110,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$1,463,000.00
Ordinary	-1,065,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$13,206,000.00
Ordinary	-2,820,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$58,458,600.00
Ordinary	-940,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$13,592,400.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-4,935,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-4,935,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 03 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) **身份 Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: --

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
李福善	Li	Fook Sean, Simon

(註 Note 8) **身份證明 Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
A311023(3)	--

或 OR

(註 Note 9) **法人團體秘書／董事的中文及英文名稱**
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) **離任日期 Date of Cessation**

日 DD	月 MM	年 YYYY
07	04	2006

(註 Note 11) **請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位**
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180018 / 20/04/2006

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

07/04/2006 15:28:47
Submission No/Seq No: 223032164/1
CR No: 0000255
Sh. Form. D2A

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan 日期 Date : 07/04/2006

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 7th April, 2006)

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 7th April, 2006)

No. 255
編號

CERTIFICATE OF INCORPORATION
公司更改名稱

ON CHANGE OF NAME
註冊證書

I hereby certify that
本人茲證明

THE BANK OF EAST ASIA, LIMITED

having by special resolution changed its name, is now incorporated under
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

the name of

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Given under my hand this Twenty-Fifth day of April
簽署於一九九五年四月廿五日。

One Thousand Nine Hundred and Ninety Five.

(Sd.) MISS H. CHANG

....

for *Registrar of Companies*
Hong Kong

香港公司註冊處處長

(公司註冊主任張巧雯代行)

CERTIFICATE OF INCORPORATION

OF

THE BANK OF EAST ASIA, LIMITED

I hereby certify that "THE BANK OF EAST ASIA, LIMITED", is this day incorporated under the Hong Kong Companies Ordinances, 1911-1915, and that this Company is limited.

Given under my hand and seal of office this 14th day of November, One thousand nine hundred and eighteen.

(Sd.) HUGH A. NISBET,
Registrar of Companies,
Hong Kong.

MEMORANDUM OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

1. The name of the Company is "THE BANK OF EAST ASIA, LIMITED 東亞銀行有限公司". *(Chinese name added on 25/04/1995)*

2. The registered office of the Company will be situate in Victoria Hong Kong.

3. The objects for which the Company is established are:

   (*a*) To carry on the business of banking in all its branches and departments, including exchange banking and business; the borrowing, raising or taking up money; the lending or advancing money, securities and property on such terms as may be thought fit; the counting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable, or not; the granting and issuing letters of credit and circular notes; the buying, selling and dealing in bullion and specie; the acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds; the acquisition, holding and dealing with movable and immovable property of all kinds; the negotiating of loans and advances; the receiving money and valuables on deposit or for safe custody or otherwise; the issuance of deposit or other receipts or acknowledgements either in a negotiable or transferable form or otherwise in respect of moneys deposited; the issuance in Canton or elsewhere outside of Hong Kong of demand drafts or bank notes negotiable or transferable or otherwise for circulation in Canton or elsewhere outside of Hong Kong; the collecting and transmitting money and securities; the carrying on of a savings bank; the establishment of branches or agencies in Canton and elsewhere throughout the world; the management of property; and the transaction of all kinds of agency business commonly transacted by bankers.

(*b*) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(*c*) *(Deleted by Special Resolution dated 30/01/1932 and Confirmed on 27/02/1932)*

(*d*) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the businesses referred to in paragraphs (*a*) and (*b*) above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(*e*) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purposes of this Company.

(*f*) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which this Company is authorised to carry on or engaged in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same.

(*g*) To take or otherwise acquire, and hold shares in any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(*h*) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(*i*) To establish and support or aid in the establishment and support of associations, institutions funds, trusts and conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful objects.

(*j*) To promote any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(*k*) Generally to purchase, take on lease or in exchange hire or otherwise acquire, any real and personal property and any rights or privileges which the Company may

think necessary or convenient for the purposes of its business and in particular any land, buildings, easements, machinery, plant and stock-in-trade.

(*l*) To hire purchase erect or otherwise to acquire a godown or godowns for any of the purposes of the Company and to carry on the business of godown keepers or warehousemen.

(*m*) To construct, maintain and alter any buildings or works, necessary or convenient for the purposes of the Company.

(*n*) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(*o*) To advance, deposit or lend money, securities and property to or with such persons and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(*p*) To guarantee or become liable for the payment of money or for the performance of any obligations and to transact all kinds of trust and agency business.

(*q*) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, perpetual or otherwise charged upon all or any of the Company's property (both present and future), including its uncalled capital, and to purchase, redeem or pay off any such securities.

(*r*) To remunerate any person or company for services rendered or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital, or any debentures, or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(*s*) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(*t*) To discount, sell and deal in bills, bonds, notes, warrants, coupons, drafts and other negotiable or transferable securities or documents.

(*u*) To undertake and execute any trusts the undertaking whereof may seem desirable, and also to undertake the office of executor, administrator, receiver, treasurer, registrar or auditor, and to keep for any company, government, authority or body, any register relating to any stocks, funds, shares or securities, or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(*v*) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(*w*) To obtain any provisional order or ordinance for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any legislation, proposals, proceedings, schemes or applications whether of a like nature to those previously indicated in this paragraph or not which may seem calculated directly or indirectly to prejudice the Company's interests.

(*x*) To procure the Company to be registered or recognised in any country or place outside Hong Kong.

(*y*) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any of the property and rights of the Company.

(*z*) To purchase or otherwise acquire, and to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with property and rights of all kinds, and in particular mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business, concerns and undertakings and claims, privileges and choses in action of all kinds.

(*aa*) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence, and to avert or minimise financial disturbances which might affect the Company.

(*bb*) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(*cc*) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Hong Kong or elsewhere, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *(Deleted by Special Resolution on 20/03/1986)*

6. (*a*) The authorised capital of the Company is HK$6,500,000,000 divided into 2,600,000,000 ordinary shares of HK$2.50 each with power to divide the ordinary shares in the capital for the time being into several classes and to attach thereto respectively any preferential deferred qualified or special rights privileges and conditions but so that where shares are issued with any preferential or special rights attached thereto such rights shall not (except where the terms of issue

otherwise provided) be alterable otherwise than pursuant to the provisions contained in Articles 6 and 134 of the accompanying Articles of Association. *(Amended by respective Ordinary/Special Resolutions on 25/06/1921, 30/01/1932, 22/03/1947, 16/03/1968, 21/03/1973, 29/03/1978, 26/03/1980, 27/03/1981, 24/03/1982, 20/03/1986, 30/03/1989, 26/03/1992, 22/03/1993, 31/03/1994, 27/03/1995, 02/04/1996, 08/04/1997 and 30/03/2000).*

The Memorandum and Articles of the Company shall be construed in accordance with the English text thereof and no Chinese translation thereof shall operate to vary or affect such construction.

WE the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
龐偉廷 227 Queen's Road Central, Merchant.	200
LI TSE FONG, 81 Wing Lok Street, Merchant.	200
陳澄石 227 Queen's Road Central, Merchant.	200
KAN TONG PO, 155 Queen's Road Central, Banker.	200
CHOW SHOUSON, by his Attorney, CHOW CHI NAM, 45C Robinson Road, Merchant.	200
簡英甫 105 Des Voeux Road Central, Merchant.	200
LI KOON CHUN, 81 Wing Lok Street, Merchant.	200
黃耀初 3 Bonham Strand West, Merchant.	200
莫晴江 Bonham Strand, Merchant.	200
Total Shares taken	1,800

Dated the 14th day of November, 1918.

WITNESS to all the above Signatures:

HERBERT W. LOOKER,
Solicitor,
Hong Kong.

THE COMPANIES ORDINANCES (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED

東亞銀行有限公司

TABLE A

Table A not to apply

1. No regulations set out in any schedule to any Ordinance concerning companies shall apply as regulations or articles of the Company.

INTERPRETATION

Interpretation

2. In these Articles unless the context otherwise requires:

"these Articles" means these Articles of Association in their present form or as from time to time altered;

"associate" shall have the meaning attributed to it in the Listing Rules;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"Director" means a director from time to time of the Company;

"Executive Director" means the Chief Executive and any other Director for the time being appointed to an office with the Company pursuant to Article 85(D);

"the holder" in relation to any shares means the Member whose name is entered in the Register as the holder of such shares;

"Listing Rules" means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

"Member" means a member of the Company;

"Office" means the registered office of the Company;

"the Ordinance" means the Companies Ordinance and every other Ordinance incorporated therewith, or any Ordinance or Ordinances substituted therefor; and in case of any such substitution the references in these presents to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance or Ordinances;

"paid up" means paid up or credited as paid up;

"Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;

"Register" means the Register of Members of the Company;

"Seal" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"Secretary" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary of the Company;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

references to writing shall include typewriting, printing, lithography, photography and other modes (including telex and facsimile transmission) of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Ordinance in force at the date when these Articles or any part thereof are adopted shall bear the same meaning in these Articles or such part (as the case may be) save that "company" shall where the context permits include any company or body incorporated in Hong Kong or elsewhere;

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

REGISTERED OFFICE

Registered office

3. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

SHARE RIGHTS

Issue of share

4A. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

Issue of subscription warrants

4B. The Board may issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

Company to finance purchase of its own shares and warrants

5. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Companies Ordinance (Chapter 32) or any other applicable ordinance, statute, act or law from time to time to acquire shares and warrants in the Company or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares and warrants in the Company and should the Company acquire its own shares or warrants neither the Company nor the Directors shall be required to select the shares or warrants to be acquired rateably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules, codes or regulations issued by the Stock Exchange, the Securities and Futures Commission or any other relevant regulatory authorities from time to time.

MODIFICATION OF RIGHTS

How special rights of shares may be varied

6. Subject to the Ordinance, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these Articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be one or more persons holding or

representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Creation or issue of further shares of same class

7. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

Shares at disposal of Board

8. Subject to the provisions of the Ordinance and these Articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

Power to pay commission

9. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.

Exclusion of equities

10. Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

Certificates to be issued

11. Every person whose name is entered as a holder of any shares in the Register shall be entitled, without payment, to receive within 10 business days or such other period as specified by the Stock Exchange from time to time in the Listing Rules after allotment or lodgment of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of

such reasonable out-of-pocket expenses as the Board may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

Replacement of certificates

12. If a share certificate is defaced worn out lost or destroyed it may, subject to the Ordinance, be replaced on payment of a fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) and on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and the reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, where it is defaced or worn out, after delivery of the old certificate to the Company.

Sealing of certificates

13. All forms of certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under a Seal which shall only be affixed with the authority of the Directors. The Board may also by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

LIEN

Company's lien on shares

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether presently or not) in respect of such share. The Company's lien on a share shall extend to all dividends and distributions payable thereon. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Sale by Company of shares on which payment overdue

15. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

Application of proceeds of sale

16. The net proceeds, after payment of the costs, of the sale by the Company of any

shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the person who is the holder of the share immediately before the sale of such share. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

Board may make calls

17. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Instalments

18. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Liability of joint holders

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

Interest on overdue sums

20. If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

Amounts deemed to be due in respect of calls

21. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on

which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation between calls

22. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payments in advance of call

23. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance.

FORFEITURE OF SHARES

Board may forfeit

24. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Board may at any time serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

Notice of liability to forfeiture

25. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture shall include surrender.

Manner of forfeiture

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

27. When any share has been forfeited, notice of the forfeiture shall be served upon the

person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

Forfeited share to be property of Company

28. A forefeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board may think fit.

Remaining liability for payment

29. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Evidence of forfeiture

30. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

UNTRACEABLE SHAREHOLDERS

Sale in respect of untraceable shareholders

31. The Company may sell any shares in the Company if:

(*a*) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(*b*) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the

Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(*c*) the Company has caused an advertisement to be published in one leading English newspaper and one leading Chinese newspaper circulating in Hong Kong giving notice of its intention to sell such shares and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph(*c*) above and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

TRANSFER OF SHARES

Manner of transfer

32. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

Execution of transfer

33. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. The machine imprinted signature on an instrument of transfer may be accepted by the Company for the purpose of such transfer subject to any terms which the Company may impose. All instruments of transfer, when registered, may be retained by the Company.

Board may refuse to register transfer of share not fully paid

34. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Further cases where Board may refuse to register

35. The Board may also decline to register any transfer unless:

(*a*) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(*b*) the instrument of transfer is in respect of only one class of share; and

(*c*) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

36. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

Fees

37A. A fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) may be charged by the Company for registering any transfer, or other document relating to or affecting the title to any share, or for otherwise making any entry in the Register relating to any share.

Closure of Register

37B. The Register may be closed during such time as the Board may think fit, not exceeding in the whole thirty days in each calendar year.

TRANSMISSION OF SHARES

Transmission on death of Member

38. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Rights to be registered of persons entitled by operation of law to shares

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law may, subject as hereinafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or

send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

Dividend and voting rights of such persons

40. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or at any separate meeting of the holder of any class of shares in the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

INCREASE OF CAPITAL

Company may increase capital

41. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Company may direct that new shares be offered to existing Members

42. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or may make any other provisions as to issue of the new shares.

New shares to be subject to provisions of Articles

43. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATIONS OF CAPITAL

Company may alter capital

44. The Company may from time to time by ordinary resolution:

(*a*) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(*b*) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Ordinance) and so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may have any such preferred or other special rights over, or may have such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new shares;

(*c*) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

and may also by special resolution:

(*d*) subject to any confirmation or consent required by law, reduce its authorised and issued share capital or any capital redemption reserve or any share premium account in any manner.

Where any difficulty arises in regard to any consolidation and division under paragraph (*a*) of this Article, the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

GENERAL MEETINGS

Annual general meetings to be held

45. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Ordinance at such times and places as the Board shall appoint. Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

Board may convene extraordinary general meeting

46. The Board may, whenever it thinks fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

NOTICE OF GENERAL MEETINGS

Notice of meetings

47. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice and a meeting other than an annual general meeting or a meeting called for the passing of a special resolution shall be called by not less than fourteen days' notice. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been duly called if it is so agreed:

(*a*) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(*b*) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Accidental omission to give notice

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Special business

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

(*a*) the declaration and sanctioning of dividends;

(*b*) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(*c*) the election of Directors in place of those retiring (upon expiration of his term or otherwise);

(*d*) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(*e*) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

Quorum

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, ten Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Dissolution or adjournment of inquorate meeting

51. If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days thereafter) and at such other time or place as the chairman of the meeting may determine and at such adjourned meeting one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Directors may speak at general meetings

52. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares in the Company.

Chairman of meeting

53. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

Chairman's right to adjourn

54. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except

business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

No notice of adjournment

55. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

Voting rights at general meetings

56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.

Show of hands and right to demand poll

57. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(*a*) the chairman of the meeting; or

(*b*) at least five Members present in person or by proxy and entitled to vote; or

(*c*) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(*d*) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Method of poll

58. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who need not be Members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Time of poll

59. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of meeting where poll demanded

60. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

Manner of voting on polls

61. On a poll votes may be given either personally or by proxy.

Votes on polls

62. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

Equality of votes

63. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote.

Votes of joint holders

64. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

Votes of incapable Members

65. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered at

the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which a valid instrument of proxy could be so delivered.

No vote in respect of partly-paid share

66. No Member shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Votes not counted

66A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

Vitiation by error

67. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXY AND CORPORATE REPRESENTATIVE

Execution of proxy

68A. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

Corporate representative

68B. Subject to Article 68C, any corporation which is a Member of the Company may in accordance with the Ordinance authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

Recognised Clearing House

68C. If a Member (or warrantholder) is, or is a nominee of, a Recognised Clearing House, it

may authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or any meeting of any class of Members (or warrantholders' meeting) provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares (or warrants) in respect of which each such person is so authorised. Each person so authorised will be entitled to exercise the same power on behalf of the Recognised Clearing House or its nominee as that clearing house or its nominee could exercise if it were an individual Member (or warrantholder) of the Company.

Proxy need not be Member

69. A proxy need not be a Member.

Delivery of proxy

70. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such other place in Hong Kong as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Form of proxy

71. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with any posted or delivered notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority of proxy

72. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of such determination was received by the Company at the Office (or such other place in Hong Kong as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) one hour at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

Number of Directors

73. Unless and until otherwise determined by ordinary resolution of the Company, the Directors shall be not less than five in number.

APPOINTMENT AND REMOVAL OF DIRECTORS

Company may appoint Directors

74. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director.

Terms of elected Directors

74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.

Board may appoint Directors

75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.

Removal of Director by Company

76. The Company may by ordinary resolution remove any Director before the expiration of his period of office and may (subject to these Articles) by ordinary resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

Eligibility for election as Director at general meeting

77. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) is/are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed

for such election and end no later than 7 days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

Disqualification of Directors

78. Without prejudice to the provisions for retirement contained in these Articles, the office of a Director shall be vacated in any of the events following, namely:

(*a*) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors;

(*b*) if (not being an Executive Director whose contract precludes resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(*c*) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(*d*) if, without leave, he is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(*e*) if he becomes bankrupt or compounds with his creditors;

(*f*) if he is prohibited by law from being a Director;

(*g*) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

No shareholding qualification

79. No shareholding qualification for Directors shall be required.

RETIREMENT OF DIRECTORS

Retirement of Directors

80. A Director retiring at a meeting shall retain office until the close of the meeting.

81. *(Deleted by Special Resolution on 07/04/2006)*

Eligibility for re-election

82. A retiring Director shall be eligible for re-election.

Deemed re-election

83. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires upon expiration of his term may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

84. *(Deleted by Special Resolution on 25/03/2003)*

CHIEF EXECUTIVE AND DIRECTORS

Power of Board to appoint Directors to executive offices

85. (A) The Board may from time to time appoint one or more of its body to be Chief Executive(s) of the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

(B) Subject to any express directions of the Board, the Chief Executive(s) shall have the authority for implementing the policies of the Company as determined by the Board and shall have the general supervision of its operations.

(C) In addition to the foregoing, the Board may entrust to and confer upon the Chief Executive(s) any other powers exercisable by it upon such terms and conditions and with such restrictions as it may think fit, and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of such revocation shall be affected thereby.

(D) In addition to the foregoing, the Board may from time to time appoint one or more of its body to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

Remuneration of Executive Directors

86. The Chief Executive(s) and any other Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

Directors' fees

87. Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board.

Expenses of Directors

88. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTORS' INTERESTS

Directors' interests

89. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and shall not be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that (*a*) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (*b*) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by these Articles, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/

themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he or his associates may benefit; or

(b) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director (together with any of his associates) owns 5 per cent. or more if and so long as (but only if and so long as) he (together with any of his associates) is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director (together with any of his associates) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or that of his associate(s) or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman or that of his associate(s) to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director and/or his associate(s) concerned (or, as appropriate, the Chairman and/or his associate(s)) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.

(L) The Company may by resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

POWERS AND DUTIES OF THE BOARD

Board to manage business of Company

90. The business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Ordinance or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Ordinance and of these Articles and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

Board's power to borrow

91. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Ordinance, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Board may make provision for employees or ex-employees

92. The Board may by resolution exercise any power conferred by the Ordinance to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

Board may establish agencies

93. The Board may establish any boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such boards, may appoint any managers or agents (and in particular, but without limitation, may appoint any company, firm or person to be the Company's investment manager), and may in each case fix their remuneration. The Board may delegate to any such board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate, and may authorise the members of any such board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

Board may appoint attorneys

94. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Powers of Company with respect to official seals

95. The Company may exercise all the powers conferred by the Ordinance with regard to having official seals, and such powers shall be vested in the Board.

Overseas registers

96. Subject to the provisions of the Ordinance, the Company may keep an overseas or local or other register in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

Execution of cheques etc.

97. All cheque, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Board to keep minutes

98. The Board shall cause minutes or records to be made in books provided for the purposes:

(*a*) of the names of the Directors present at each meeting of the Board or committee of the Board; and

(*b*) of all resolutions and proceedings at all meetings of the Company and of the holders of any class of shares in the Company and of the Board and of any committee of the Board.

Board may grant pensions

99. The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any Director or former Director or the relations, connections or dependants of any Director or former Director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a Director or former Director who has not been an Executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of a Director or former Director without the approval of an ordinary resolution of the Company. A Director or former Director shall not be accountable to the Company or the Members for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

PROCEEDINGS OF THE BOARD

Meetings of Board and voting

100. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

Notice of Board meetings

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Quorum at Board meetings

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other

electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

Continuing Directors to act

103. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

Chairman of Board meetings

104. The Board may elect a Chairman and one or more Deputy Chairmen of its meetings and determine the period for which they are respectively to hold such office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Competence of Board meetings

105. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Power to delegate to committees

106. The Board may delegate any of its powers, authorities and discretions to any committee, consisting of such Directors of the Company and such other persons as it thinks fit. The Board may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

Proceedings of committees

107. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

Resolution in writing

108. A resolution in writing signed by all the Directors or by all the members of a committee for the time being entitled to receive notice of a meeting of the Board or, as the case

may be, of such committee (provided that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. A copy of a resolution signed and sent by a Director by telex or cable or facsimile shall be deemed to be a document signed by him for the purposes of this Article.

Provided that this Article shall not apply in relation to any contract or arrangement (not being one of the types specified in Article 89(H)) in which a Director or Directors are interested, unless the number of Directors signing the resolution who are not interested in the contract or arrangement would have constituted a quorum of Directors if a meeting had been held for the purpose of considering the contract or arrangement.

Validity of acts

109. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

SECRETARY

Board to appoint Secretary

110. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

Dual function regulated

111. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

Use of seals

112. The Board shall provide for the custody of every Seal. A Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which the common seal is affixed shall be signed by two Directors or by a Director and the Secretary (or some other person appointed by the Board) or by two other persons appointed by the Board. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

DIVIDENDS AND OTHER PAYMENTS

Company may declare dividends

113. Subject to the Ordinance and as hereinafter set out, the Company in general meeting may from time to time declare dividends to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board.

Apportionment of dividends

114. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(*a*) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(*b*) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Board may pay interim dividends

115. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Deduction in respect of calls

116. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

Dividends not to bear interest

117. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Option between cash and shares on dividends

118. (A) In respect of any dividend proposed to be paid or declared by the Board or by the Company in general meeting, the Board may propose and announce prior to or contemporaneously with the payment or declaration of such dividend:

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up provided that Members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including any share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participation:

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonus or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) and (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of the Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled or are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into, on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

Manner of payment of dividends

119. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by direct debit, bank transfer or other automated system of bank transfer, cheque

or warrant, and in the case of a cheque or warrant, the same be, sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Cease to send dividends

120A. The Company may in its absolute discretion cease to send dividend cheques or dividend warrants to any holders of shares where any dividend cheque or dividend warrant, having been posted in the manner specified in these Articles:

(i) is returned to the Company undelivered; or

(ii) has been left uncashed on two consecutive occasions;

Any future entitlement to dividends of the person or persons concerned shall be treated as an unclaimed dividend and dealt with in accordance with the provisions of these Articles.

Unclaimed dividends

120B. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Scrip dividends

121. Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value of distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

Board may set aside reserves

122. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

Capitalisation issues

123. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

Board to settle fractional entitlements

124. Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

Board may fix record date

125. Notwithstanding any other provision of these Articles the Company or the Board may

fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

Board to cause accounts to be kept

126. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

Where accounts to be kept

127. The accounting records shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Member (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

Distribution of accounts

128. (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary

financial report" shall have the meaning ascribed to them in the Ordinance.

AUDIT

Auditors to be appointed

129. Auditors shall be appointed and their duties regulated in accordance with the Ordinance.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service by post or advertisement

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

Time of service

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

Manner of service

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

Sufficient service

132. Any notice or other document served on or delivered to any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless before the day of posting (or if it is not sent by post before the day of service or delivery) of the notice or document, his name has been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

Power of Company to destroy various documents

133. The Company may destroy:

(*a*) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(*b*) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification was recorded by the Company;

(*c*) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(*d*) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (d) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

WINDING UP

Distribution in specie on liquidation

134. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity

135. (A) Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

(B) The Company may purchase and maintain insurance for the benefit of the Company and/or any related company and/or of any Director, Executive Director, manager, secretary or officer of the Company against:

(a) (in the case of the Company and/or any related company) any loss, damage, liability and claim which it may suffer or sustain in connection with any breach by the Directors (and/or other officers and/or other persons) or any of them of their duties to the Company;

(b) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(c) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 135(B), "related company" means any company that is the Company's subsidiary or holding company or a subsidiary of that holding company.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNUAL GENERAL MEETING HELD ON 7TH APRIL, 2006
POLL RESULTS

The Bank of East Asia, Limited (the "Bank") is pleased to announce the results of the poll taken at the Annual General Meeting of the Bank held on 7th April, 2006 (the "2006 AGM").

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the 2006 AGM: 1,517,619,871 shares.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the 2006 AGM: Nil

(3) The number of shares represented by votes for and against the respective resolutions at the 2006 AGM was as follows:

	Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.	To adopt the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2005.	562,920,555 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend of 93 cents per share (with scrip option).	594,270,477 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3a.	To re-elect Mr. Kenneth LO Chin-ming as a Director.	594,065,509 (99.99%)	3,716 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3b.	To re-elect Mr. Eric LI Fook-chuen as a Director.	583,649,203 (99.84%)	936,272 (0.16%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3c.	To re-elect Mr. WONG Chung-hin as a Director.	585,490,122 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3d.	To re-elect Dr. LEE Shau-kee as a Director.	577,474,375 (98.61%)	8,121,919 (1.39%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3e.	To re-elect Dr. William MONG Man-wai as a Director.	578,114,585 (99.82%)	1,014,260 (0.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3f.	To re-elect Mr. CHAN Kay-cheung as a Director.	592,042,092 (99.83%)	1,015,290 (0.17%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.	594,251,674 (99.99%)	12,000 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To amend the Articles of Association of the Bank.	587,327,281 (98.90%)	6,504,175 (1.10%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was carried.		
6.	To grant a general mandate to the Directors to issue additional shares.	426,022,255 (71.65%)	168,553,222 (28.35%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
7.	To grant a general mandate to the Directors to repurchase the Bank's own shares.	593,848,636 (99.87%)	777,699 (0.13%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
8.	To extend the general mandate granted to the Directors pursuant to item 6.	586,812,127 (98.69%)	7,781,635 (1.31%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

(4) KPMG (Certified Public Accountants), auditors of the Bank, acted as scrutineer for the vote-taking at the 2006 AGM. KPMG's work was limited to certain procedures requested by the Bank to agree the poll results summary prepared by the Bank to poll forms collected and provided by the Bank to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 7th April, 2006

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

THE COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION AND ORDINARY RESOLUTIONS

OF

The Bank of East Asia, Limited

東亞銀行有限公司

Passed on the 7th day of April, 2006

At the Annual General Meeting of the Members of The Bank of East Asia, Limited duly convened and held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Friday, 7th April, 2006 at 11:00 a.m., the following resolution 1 was passed as a Special Resolution and resolutions 2, 3 and 4 were passed as Ordinary Resolutions:

1. "THAT the Articles of Association of the Bank be and are hereby amended as follows:

   (a) Article 49 be amended by deleting the words "by rotation" in paragraph (c) thereof and substituting therefor the words "upon expiration of his term";

   (b) Article 56 be deleted in its entirety and replaced by the following:

   '56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.';

   (c) Article 74 be amended by deleting the words ", either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles";

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

3. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
03	04	2006

至 To

日 DD	月 MM	年 YYYY
04	04	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	275,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,072,050.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,794,049,677.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

1h

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-25,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$310,000.00
Ordinary	-85,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$1,762,050.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

255

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class: Ordinary	類別 Class
See the attached list		-110,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-110,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 08 / 04 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	08	04	2006
至 To	08	04	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	33,525,425.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,827,575,102.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

h

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	13,410,170	$2.50	$2.50	Nil	Nil	Nil

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached CD-Rom		-13,410,170-	
	各類別股份分配的總數 Total Shares Allotted by Class	-13,410,170-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 08/ 04/ 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC1

5. Consideration for which the Shares have been Allotted

A sum of HK$33,525,425.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 13,410,170 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 15th March, 2006 who had validly elected to receive new shares in lieu of cash dividend of HK$0.93 per share.

Signed ____________ (Secretary)

CR

公司註冊處
Companies Registry

Return of Particulars of a Contract Relating to Share Allotment

(公司條例第45(2)條)
(Companies Ordinance s. 45(2))

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目 **Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash**	13,410,170
3 股份類別 **Class of Shares**	Ordinary

	貨幣單位 Currency	款額 Amount
4 每股的面值 **Nominal Value of Each Share**	HK$	2.50
5 每股被視作以非現金支付股款的款額 **Amount Treated as Paid and Payable on Each Share otherwise than in Cash**	HK$	2.50

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

L

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作爲清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：
If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 Total amount of consideration paid for shares allotted otherwise than in cash		-
(b) 現金 Cash		-
(c) 購買人所解除的債項或所承擔的債務的款額（包括按揭及購買人就收購財產所解除的債項或所承擔的債務）Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)		-
總買價 Total Purchase Price		-

B. 如分配該等股份的代價爲服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目
If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
13,410,170 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(2) 批租土地財產的法定產業權 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(3) 批租土地財產上的固定工業裝置及機械 **Fixed plant and machinery on leasehold property**		-
(4) 永久業權財產或批租土地財產的衡平法權益 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(5) 活動工業裝置及機械 、商品存貨及其他實產 **Loose plant and machinery, stock-in-trade, and other chattels**		-
(6) 商譽及合約的利益 **Goodwill and benefit of contracts**		-
(7) 專利、設計、商標、特許、版權等 **Patents, designs, trade marks, licences, copyrights, etc.**		-

表格 Form **SC5**

公司編號 Company Number: 255

	貨幣單位 Currency	款額 Amount
(8) 帳面債項及其他債項 Book and other debts		-
(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等 Cash in hand and at Bank on current account, bills, notes, etc.		-
(10) 存放於銀行或其他地方的現金 Cash on deposit at Bank or elsewhere		-
(11) 股份、債權證及其他投資 Shares, debentures and other investments		-
(12) 其他財產 Other property		-
總買價 **Total Purchase Price**		-

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 08/04/2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC5

6. A sum of HK$33,525,425.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 13,410,170 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 15th March, 2006 who had validly elected to receive new shares in lieu of cash dividend of HK$0.93 per share.

Signed ______________ (Secretary)

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李澤楷

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Li	Tzar Kai, Richard

(註 Note 7) 身份證明 Identification	香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
	D544977(5)	--

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180020 / 02/05/2006

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

20/04/2006 10:49:50
Submission No/Seq No: 233028173/1
CR No: 0000255
Sh. Form. D2B

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

L

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) (b) 地址 Address

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address

日 DD 月 MM 年 YYYY

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

This Notification includes -- Continuation Sheet(s) A and -- Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan 日期 Date : 19/04/2006

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Companies Registry 公司註冊處

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	04	2006
至 To	28	04	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	6,087,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	42,743,650.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,833,662,602.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-25,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$332,500.00
Ordinary	-240,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$2,976,000.00
Ordinary	-1,285,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$26,638,050.00
Ordinary	-885,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$12,797,100.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
See the attached list		-2,435,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-2,435,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 04 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Mr. Stephen Charles Li Kwok-sze has been appointed as a Non-executive Director of the Bank with effect from 1st May, 2006.

The Bank of East Asia, Limited (the "Bank") is pleased to announce that Mr. Stephen Charles Li Kwok-sze ("Mr. Li") has been appointed as a Non-executive Director of the Bank with effect from 1st May, 2006.

Mr. Li, *BSc (Hons.), ACA*, aged 46, is a Chartered Accountant He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking having held senior capital markets positions with international investment banks in London and Hong Kong. Mr. Li holds a Bachelor of Science (Hons.) Degree in Mathematics from King's College, University of London, U.K. He is a member of the Institute of Chartered Accountants in England and Wales. Mr. Li did not hold any directorships in other listed public companies in the last three years.

Saved as disclosed herein, Mr. Li does not hold any other position with the Bank and other members of the Bank Group.

Mr. Li has not entered into any service contract with the Bank. In accordance with the Articles of Association of the Bank, Mr. Li will hold office until the next following general meeting of the Bank and shall then be eligible for re-election for a term of three years. The fees payable to directors are determined by the Board with reference to market trends. Mr. Li will receive a directors' fee of HK$100,000 per annum.

Mr. Li is the cousin of Dr. David Li Kwok-po, Chairman and Chief Executive of the Bank, and also the cousin of Mr. Aubrey Li Kwok-sing, a Non-executive Director of the Bank. He is also the nephew of Dr. Li Fook-wo and Mr. Eric Li Fook-chuen, both are Non-executive Directors of the Bank. Except as disclosed, Mr. Li is not or was not connected with any directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) as at the date hereof.

As at the date of this announcement, Mr. Li is interested in 24,244,076 (1.58%) shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance. Of these 24,244,076 shares, (i) Mr. Li is the beneficial owner of 11,224,241 (0.73%) shares; (ii) Mr. Li is deemed to be interested in 440,533 (0.03%) shares through the interests of his children under the age of 18; (iii) 12,429,738 (0.81%) shares are held by a discretionary trust of which Mr. Li, his spouse and his children under the age of 18 are beneficiaries; and (iv) 149,564 (0.01%) shares are held by a discretionary trust of which his children under the age of 18 are beneficiaries.

There is no information relating to Mr. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Li that need to be brought to the attention of the shareholders of the Bank.

The Bank is pleased to take this opportunity to welcome Mr. Li and congratulates him on his appointment.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 28th April, 2006.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai and Mr. Eric LI Fook-chuen; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 255

公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

本人 I, 李國仕 Li Kwok Sze, Stephen Charles (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

- [x] **董事，Director**
- [ ] **候補董事，Alternate Director** — 代替 Alternate to: --

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 01 (日 DD) 05 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 28/04/2006 (日 DD / 月 MM / 年 YYYY)

提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066　傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180018 / 14/05/2006

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

02/05/2006 10:24:37
Submission No/Seq No: 227032097/2
CR No: 0000255
Sh. Form. D3

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director　代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation　☐ 是 Yes　☐ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066　傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (GM) / T0180019 / 13/05/2006

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

02/05/2006 10:24:37
Submission No/Seq No: 227032097/1
CR No: 0000255
Sh. Form. D2A

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Ho Kam Lan

日期 Date : 02/05/2006

日 DD / 月 MM / 年 YYYY

董事 ~~Director~~／秘書 Secretary *

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)